                                 PTN MEDIA, INC.

                         400,000 SHARES OF COMMON STOCK

                              PROSPECTUS SUPPLEMENT

                       Supplement Dated September 23, 1998

         Terms not otherwise defined herein shall have their respective meanings set forth in the Company's Prospectus dated September 18, 1998 ("Prospectus").

         On September 22, 1998, Peter Klamka, the Company's President and Chief Executive Officer, loaned $150,000 to the Company. As a result, the amount available under the Klamka Credit Line was increased to $555,000.

         On the same day, the Company paid Niki, Inc. (Niki Taylor's company) an aggregate of $100,000, the full amount owed under the Niki Taylor License, in addition to a payment of $20,000 to Ms. Taylor's manager in reimbursement of costs relating to a photo shoot, as required by the Niki Taylor License. The Niki Taylor License remains in effect and has not as of the date hereof been terminated by Ms. Taylor's company, and as a result of the full payment of amounts required under the agreement, the Company does not anticipate any claim of breach by Ms. Taylor's company for any prior failure to pay. The Niki Taylor License will automatically renew for one additional year on October 1, 1998 since Ms. Taylor's company was required to give 30 days' written notice (by August 31, 1998) of its desire for the agreement not to renew, and did not give such notice.

         As a result of the foregoing, the Use of Proceeds section on page 18 of the Prospectus is adjusted by (i) reducing the "Licensing Fees Payable to Models" by $100,000, (ii) reducing "Photographs and Printing" by $20,000, (iii) increasing "Repayment of Indebtedness" by $150,000 (but solely in the columns under $2 Million and $1.5 Million), (iv) reducing "Working Capital" by $30,000 in the columns under $2 Million and $1.5 Million and (v) increasing "Working Capital" by $120,000 in the columns under $1 Million and $500,000.

         Other sections referring to the Niki Taylor License and the Klamka Credit Line are also deemed adjusted to reflect the foregoing.

                               -END OF SUPPLEMENT-